Exhibit 99.94

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Inc. Announces $5 Million Bought Deal Private Placement

May 31, 2013

Energy Fuels Inc. (the "Company") (TSX:EFR) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd. (the “Lead Underwriter”) on behalf of a syndicate of underwriters including Haywood Securities Inc. (the “Underwriters”) under which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 35,715,000 units of the Company (the “Units”) at a price of $0.14 per Unit for total gross proceeds of $5,000,100 (the “Offering”). The Underwriters have been granted the option to purchase up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 48 hours before the Closing Date (the “Option”).

Each Unit shall consist of one common share of the Company and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant shall entitle the holder thereof to acquire one common share of the Company at a price of $0.19 for a period of 24 months following the Closing Date. The Warrants will not be listed for trading.

In connection with the Offering, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds raised under the Offering (inclusive of the Option) and that number of non-transferable broker warrants as is equal to 6.0% of the number of Units sold (inclusive of the Option). Each Broker Warrant will be exercisable for one common share at an exercise price of $0.18 per share for a period of 24 months after the Closing Date.

The Offering is scheduled to close on or about June 13, 2013. All securities issued will be subject to a four month hold period. The Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The net proceeds will be used for future exploration and development expenditures, future potential mineral property acquisitions, and for general corporate purposes.

About Energy Fuels Inc.

Energy Fuels Inc. is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels’ website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

For further information, please contact:

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
investorinfo@energyfuels.com